Mining Global, Inc.

500 S Australian Avenue

West Palm Beach, FL 33401

March 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington DC 20549

SUBJECT: Request for Withdrawal of Form 10-12G; File No. 000-53556

Dear Sir or Madam:

We hereby request withdrawal of Form 10-12G, together with all exhibits thereto, which was filed for Mining Global, Inc. on February 9, 2024 (Accession No. 0001683168-24-000813).

We are requesting withdrawal to prevent the registration statement from becoming effective and to allow additional time to address the SEC’s comments.

Thank you for your assistance in this matter.

Sincerely,

/s/Simon Hackl

Simon Hackl

Chief Executive Officer